JOSEPH GUNNAR & CO., LLC

30 Broad Street, 11th Floor

New York, New York 10004

July 24, 2018

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Joseph McCann, Staff Attorney

Re:	Adial Pharmaceuticals, Inc.

Registration Statement on Form S-1;

(SEC File No. 333-220368)

Dear Mr. McCann:

Acting as representative to the several underwriters, we hereby join in the request of Adial Pharmaceuticals, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on July 26, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between July 10, 2018 and July 24, 2018, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security “E-red” copies of the Preliminary Prospectus dated July 10, 2018 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectus. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectus.

Very Truly Yours,

By:	JOSEPH GUNNAR & CO., LLC

By:	/s/ Stephan Stein
Name:	Stephan Stein
Title:	President